02 JUL 15 AM 12:01

02042582

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 10 July 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

7/15

PRESS RELEASE

Interbrew and Zhujiang Brewery advance their strategic partnership

Brussels, 10 July 2002

Interbrew, *The World's Local Brewer©*, is pleased to announce that today it signed a Framework Agreement with the Zhujiang Brewery of Guangdong, China. This framework agreement determines the core principles of the future relationship between Interbrew and Zhujiang thereby strengthening the Memorandum of Understanding signed in Shanghai on March 29, 2002.

The Framework Agreement was signed today at the Interbrew's headquarters in Brussels between Rong Ming YAN, President/General Manager of Zhujiang Brewery and Hugo POWELL, CEO of Interbrew. According to this Framework Agreement, Interbrew will initially subscribe to 24% of the shares in Zhujiang, with the intention to further increase its stake within the framework of Chinese legislation. Interbrew is confirmed as Zhujiang's strategic partner and will bring its expertise in the brewing sector, as well as actively participate in the management of Zhujiang Brewery.

Under the Framework Agreement signed today, Interbrew will act as one of the promoters for the transformation of Zhujiang into a Joint Stock Company, which is expected to occur by the end of September. This is a first step in the process of Zhujiang's initial public offering, which is scheduled for 2003.

Zhujiang's beers are available in more than 30 provinces or autonomous regions in China. With a market share of 50% in the Guangdong Province and above 80% in Guangzhou, the Zhujiang Brewery is the most profitable brewer by hectoliter sold in China. Its sales volume in 2001 amounted to 7.5 million hectoliters. Its leading brand is Zhujiang Beer.

"*We are pleased to move one step closer to strengthening our longstanding partnership with Zhujiang Brewery. We expect to communicate full details of this transaction by September, when we will have finalized negotiations.*" said Hugo Powell, Chief Executive Officer of Interbrew, at the signing ceremony. "*It will allow us to create value by extending our platform in the most promising beer market in the world*".

"*We are pleased to take this further step in the transformation of Zhujiang Beer Group into a Joint Stock Company. We welcome Interbrew as a strategic promoter of Zhujiang.*" said Rong Ming YAN, President-General Manager of Zhujiang Brewery. "*This is a natural follow-up of a relationship that started 17 years ago when Interbrew transferred its know-how to the Zhujiang Brewery. My team is looking forward to the finalisation of the negotiations*".

Interbrew - *The World's Local Brewer©*

Interbrew, The World's Local Brewer©, is The Leading Consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler© in Belgium), thereafter introducing international premium and specialty brands including Stella Artois©, Beck's©, Hoegaarden©, Leffe© and Bass© Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Vicky Palmeri
Corporate Press Officer
Tel: +32-16-31-51-61
Mobile: +32-475-92-20-61
Fax: +32-16-31-59-69
E-mail: vicky.palmeri@interbrew.com

Sophia Baah
Senior Corporate Controller
Investor Relations Manager
Tel: +32-16-31-54-43
Fax: +32-16-31-57-13
E-mail: sophia.baah@interbrew.com